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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                                SEC FILE NUMBER
                                    0-16545


                          NOTIFICATION OF LATE FILING

(Check One):              [  ] Form 10-K              [  ] Form 20-F              [  ] Form 11-K
                          [X ] Form 10-Q              [  ] Form N-SAR

                       For Period Ended: September 30, 2002

                          [ ] Transition Report on Form 10-K
                          [ ] Transition Report on Form 20-F
                          [ ] Transition Report on Form 11-K
                          [ ] Transition Report on Form 10-Q
                          [ ] Transition Report on Form N-SAR

              For the Transition Period Ended:

 Read attached instruction sheet before preparing form.  Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant:                MPTV, Inc.

Former name if applicable:              N/A

Address of principal executive office:  92 Corporate Park Suite C-310

City, state and zip code:               Irvine, California 92606

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                                    PART II
                            RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X]  (c)  The accountant's statement or other exhibit required by Rule 12b-
          25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 11-K, 20-F, 10-Q and 10-QSB, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

          On August 1, 2002, the Registrant filed a Form SB-2 with the Commission. Subsequent to that date, the Commission requested amendment and explanation of numerous items contained within the filing. Among these items were recognition of assets and liabilities and issues pertaining to revenue and expenses for the quarters ended March 31, 2002 and March 31, 2001. The Registrant's management team is working with its Board of Directors, auditors and outside counsel to determine whether any other similar issues exist in the same or other accounting periods, and if so, what actions, if any, may need to be taken with respect to them. The pendency of this review has made it impracticable for the Registrant to perform all the tasks necessary to produce financial statements which then could be reviewed by Sarna and Co., CPA's for the quarter ended September 30, 2002. As a result, the Quarterly Report on Form 10-QSB for the period July 1, 2002 through September 30, 2002 cannot be completed and filed by November 14, 2002 without unreasonable effort or expense.

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                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification



     Hurley C. Reed            (949)                       260-1822
        (Name)              (Area Code)                (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                            [X] Yes   [ ] No


     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                            [ ]  Yes   [X]  No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                               MPTV, Inc.
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   November 14, 2002         By   /s/ Hurley C. Reed
                                      -------------------
                                      Hurley C. Reed
                                      President, Chairman of the Board of
                                      Directors, Chief Executive and
                                      Financial Officer

     Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

     Intentional misstatements or omission of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                             General Instructions

        1. This form is required by Rule 12b-25 (17 CFD 240, 12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

        2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the Form will be made a matter of the public record in the Commission files.

        3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

        4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

        5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).


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                                                              Exhibit 12b-25(c)

                        [Sarna and Company letterhead]

November 14, 2002

MPTV, Inc.
92 Corporate Park, Suite C-310
Irvine, California 92606

In accordance with the notification to the Securities and Exchange Commission on Form 12b-25 of MPTV, Inc.'s inability to timely file its quarterly report on Form 10-QSB for the period ended September 30, 2002, the factors described in the succeeding paragraph make impractical the submission of our report as of a date which will permit timely filing of your quarterly report to the Commission.

On August 1, 2002, the Registrant filed a Form SB-2 with the Commission. Subsequent to that date, the Commission requested amendment and explanation of numerous items contained within the filing. Among these items were recognition of assets and liabilities and issues pertaining to revenue and expenses for the quarters ended March 31, 2002 and March 31, 2001. The Registrant's management team is working with its Board of Directors, auditors and outside counsel to determine whether any other similar issues exist in the same or other accounting periods, and if so, what actions, if any, may need to be taken with respect to them. The pendency of this review has made it impracticable for the Registrant to perform all the tasks necessary to produce financial statements which then could be reviewed by us for the quarter ended September 30, 2002.

You are authorized to attach a copy of this letter as an exhibit to Form 12b-25 to the Securities and Exchange Commission.

Very Truly Yours,


/s/ Sarna and Company